Filed pursuant to Rule 424(b)3
File Number: 333-161897

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement or the accompanying prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated September 14, 2009

Prospectus supplement

(To prospectus dated September 14, 2009)

$300,000,000

Common stock

We are offering             shares of common stock. Our common stock is listed on the NASDAQ Global Select Market under the symbol “WFSL.” On September 10, 2009, the closing price of our common stock on the NASDAQ Global Select Market was $14.68 per share.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to us before expenses	$	$

We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to             additional shares of our common stock at the public offering price less the underwriting discounts and commissions to cover over-allotments.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-5 of this prospectus supplement and in the documents incorporated by reference in this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The common stock is not a deposit or savings account. The common stock is not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

The underwriters expect to deliver the shares through the book-entry facilities of The Depository Trust Company on or about September     , 2009.

J.P. Morgan

Sole Book-Running Manager

D.A. Davidson & Co.	McAdams Wright Ragen

September     , 2009

i

About this prospectus supplement

We provide information to you about our common stock in two separate documents. This prospectus supplement describes the specific terms of this offering of our common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. If the information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and any relevant free writing prospectus. We have not authorized anyone to provide you with any other information. If you receive any information not authorized by us, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus or any relevant free writing prospectus is accurate as of any date other than its respective date.

It is important for you to read and consider all of the information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You also should read and consider the information in the documents we have referred you to in “Where you can find more information” on page 9 of the accompanying prospectus and page S-24 of this prospectus supplement.

We include cross-references in this prospectus supplement and the accompanying prospectus to captions in these materials where you can find additional related discussions. The table of contents in this prospectus supplement provides the pages on which these captions are located.

In this prospectus, “Washington Federal,” “we,” “our,” “ours,” and “us” refer to Washington Federal, Inc., which is a savings and loan holding company headquartered in Seattle, Washington, and its subsidiaries on a consolidated basis, unless the context otherwise requires. References to “Washington Federal Savings” mean Washington Federal Savings and Loan Association, which is our principal banking subsidiary.

Incorporation of documents by reference

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. In all cases, you should rely on the later information over different information included in this prospectus.

We incorporate by reference the documents listed below and all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	Annual Report on Form 10-K for the year ended September 30, 2008;

•	Quarterly Reports on Form 10-Q for the quarters ended December 31, 2008, March 31, 2009 and June 30, 2009;

•	Current Reports on Form 8-K filed October 27, 2008, October 28, 2008, November 17, 2008 and May 28, 2009; and

•	The description of our common stock contained in Form 8-B filed pursuant to the Exchange Act on January 26, 1995.

You can obtain a copy of these filings, at no cost, by writing or telephoning us at the following address:

Washington Federal, Inc.

425 Pike Street

Seattle, Washington 98101

Attention: Edwin C. Hedlund

(206) 624-7930

Forward-looking statements

This prospectus supplement, the accompanying prospectus and the information incorporated by reference in them include forward-looking statements , within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including statements about industry trends, management’s future expectations and other matters that do not relate strictly to historical facts, are based on assumptions by management, and are often identified by such forward-looking terminology as “expect,” “look,” “believe,” “anticipate,” “estimate,” “seek,” “may,” “will,” “trend,” “target,” and “goal” or similar statements or variations of such terms. Forward-looking statements involve substantial risks and uncertainties, many of which are difficult to predict and are generally beyond our control. There are many factors that could cause actual results to differ materially from those contemplated by these forward-looking statements. Risks and uncertainties that could cause our financial performance to differ materially from our goals, plans, expectations and projections expressed in forward-looking statements include those set forth below in “Risk Factors” and the following:

•	our ability to attract new deposits and loans and leases;

•	demand for financial services in our market areas;

•	competitive market pricing factors;

•	deterioration in economic conditions that could result in increased loan and lease losses;

•	risks associated with concentration in real-estate related loans;

•	market interest rate volatility;

•	stability of funding sources and continued availability of borrowings;

•	changes in legal or regulatory requirements or the results of regulatory examinations that could adversely impact our business and financial condition and restrict growth;

•	risks associated with merger and acquisition integration;

•	future sales or other dilution of our equity;

•	volatility in the market price for our common stock;

•	our ability to raise capital or incur debt on reasonable terms;

•	regulatory limits on Washington Federal Savings’ ability to pay dividends to us; and

•	effectiveness of the Emergency Economic Stabilization Act of 2008 (“EESA”) and other legislative and regulatory efforts to help stabilize the U.S. financial markets.

For a more detailed discussion of some of the risk factors, see the section entitled “Risk factors” below. We do not intend to update any factors or to publicly announce revisions to any of our forward-looking statements. You should consider any forward looking statements in light of this explanation, and we caution you about relying on forward-looking statements.

Summary

The following information about this offering summarizes, and should be read in conjunction with, the information contained in this prospectus supplement and in the accompanying prospectus, and the documents incorporated therein by reference.

Washington Federal, Inc., is the parent company of Washington Federal Savings, a federally-chartered savings and loan association. At June 30, 2009 we had, on a consolidated basis, total assets of $12.0 billion, deposits of $7.7 billion and shareholders’ equity of $1.4 billion. Washington Federal is incorporated under the laws of the State of Washington. Our principal executive offices are located at 425 Pike Street, Seattle, Washington 98101 and our telephone number is (206) 624-7930. Our Internet address is http://www.washingtonfederal.com. Our website is not part of this prospectus.

We engage primarily in the business of attracting deposits from the general public and investing these funds in loans of various types, including first lien mortgages on single-family dwellings, construction loans, land acquisition and development loans, loans on multi-family and other income producing properties, home equity loans and business loans. Washington Federal Savings has 150 full service branches located in Washington, Oregon, Idaho, Arizona, Utah, Nevada, New Mexico and Texas. Through the subsidiaries of Washington Federal, we also are engaged in real estate investment and insurance brokerage activities.

Our growth has been generated both internally and as a result of 14 mergers and four assumptions of deposits. In February 2008, the Company completed its acquisition of First Mutual Bancshares, Inc. First Mutual Bancshares was the holding company for First Mutual Bank, a Washington-chartered savings bank, headquartered in Bellevue, Washington.

Along with our subsidiaries, we are subject to the regulations of state and federal agencies and undergo periodic examinations by these regulatory agencies. See “Supervision and Regulation” in our Annual Report on Form 10-K for the year ended September 30, 2008, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

Company information

We began operations in Washington as a state-chartered mutual company in 1917. In 1935, the company converted to a federal charter and became a member of the Federal Home Loan Bank system. On November 9, 1982, Washington Federal Savings converted from a federal mutual to a federal capital stock company. We are a non-diversified unitary savings and loan holding company within the meaning of the Home Owners’ Loan Act. Our principal operating subsidiary is Washington Federal Savings.

The offering

Issuer	Washington Federal, Inc.

Securities offered	shares of common stock, par value $1.00 per share

Over-allotment option	We have granted the underwriters an option to purchase up to an additional shares of common stock within 30 days of the date of this prospectus supplement in order to cover over-allotments, if any.

Common stock outstanding after this offering	shares of common stock outstanding ( shares of common stock upon the exercise of the over-allotment option in full)(1)

Use of proceeds	We estimate that the net proceeds of this offering will be approximately $ million (or $ million upon the exercise of the over-allotment option in full). We expect to use the net proceeds from the sale of our common stock for general corporate purposes, which may include capital to support growth and acquisition opportunities.

Dividend policy	The payment of future cash dividends on our common stock is at the discretion of our Board and subject to a number of factors including financial performance, capital adequacy, regulatory compliance and cash resources. In addition, there are limitations on the ability of Washington Federal Savings to pay dividends to us, which in turn limits our ability to pay dividends to common stockholders.

Nasdaq symbol	WFSL

Risk factors	For a discussion of the risks associated with an investment in our common stock, see “Risk Factors” beginning on page S-5 and in the documents incorporated by reference in this prospectus supplement.

(1)	The number of shares of common stock that will be outstanding immediately following this offering is based on the number of shares outstanding as of September 10, 2009, excluding shares available for future grant under our equity compensation plans and excluding:

•	2,907,563 shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $19.73 per share;

•

1,707,456 shares of common stock issuable upon the exercise of warrants at an exercise price of $17.57 per share (subject to certain anti-dilution adjustments) reserved for issuance to the U.S. Treasury under the TARP Capital Purchase Program; and

•	104,586 shares of our common stock issuable upon the vesting of restricted stock awards outstanding as of September 10, 2009.

Summary consolidated financial information

The following table sets forth summary consolidated financial data of Washington Federal. The financial data as of and for the nine months ended June 30, 2009 and 2008 have been derived from our unaudited financial statements contained in our Quarterly Reports on Form 10-Q filed with the SEC. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Washington Federal Savings considers necessary for fair presentation of the financial results of operations for such periods. The financial data as of and for the years ended September 30, 2008, 2007, and 2006 have been derived from our audited financial statements contained in our Annual Reports on Form 10-K filed with the SEC. The summary consolidated financial results are not indicative of our expected future operating results. The following summary historical financial information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

	At or for the year ended September 30,			At or for the nine months ended June 30, (unaudited)
(in thousands, except per share data)	2006	2007	2008	2008	2009

Summary of operations:
Interest income	$ 529,883	$ 618,682	$ 701,428	$ 523,925	$ 524,508
Interest expense	273,361	358,501	397,641	304,395	246,761

Net interest income	256,522	260,181	303,787	219,530	277,747
Provision for loan and lease losses	535	1,550	60,516	23,716	141,200

Net interest income after provision for loan losses	255,987	258,631	243,271	195,814	136,547
Noninterest income (loss)	16,252	15,569	(60,212)	24,705	6,163
Noninterest expense	53,579	64,888	87,220	62,720	80,579

Pre-tax net income	218,660	209,312	95,839	157,799	62,131
Taxes	75,558	74,295	33,507	56,130	23,564
Preferred dividends and discounts	—	—	—	—	7,488

Net income	$ 143,102	$ 135,017	$ 62,332	$ 101,669	$ 31,079
Basic earnings per common share(1)	$ 1.64	$ 1.55	$ 0.71	$ 1.16	$ 0.35
Diluted earnings per common share(1)	$ 1.64	$ 1.54	$ 0.71	$ 1.16	$ 0.35
Cash dividends per common share(1)	$ 0.81	$ 0.83	$ 0.84	$ 0.63	$ 0.15
Basic weighted average number of shares outstanding	87,149	87,357	87,676	87,620	88,012
Diluted weighted average number of shares outstanding, including dilutive stock options	87,471	87,696	87,819	87,756	88,043

Statement of financial condition:
Total assets	$9,069,020	$10,285,417	$11,830,141	$11,834,111	$12,042,618
Cash and securities	1,681,688	1,715,439	1,683,204	1,779,911	2,203,594
Net loans receivable and loans held for sale	7,078,443	8,188,278	9,501,620	9,425,874	9,111,340
Allowance for loan and lease losses	24,993	28,520	85,058	54,059	161,695
Intangible assets	56,259	107,245	260,158	261,112	257,579
Total deposits	5,311,726	5,996,785	7,169,539	7,174,002	7,670,980
Total borrowings	2,370,000	2,835,979	3,175,908	3,116,746	2,887,699
Shareholders’ equity	1,262,720	1,318,127	1,332,674	1,368,394	1,394,081

	At or for the year ended September 30,			At or for the nine months ended June 30, (unaudited)
(in thousands, except per share data)	2006	2007	2008	2008	2009

Book value per share(1)	$ 14.46	$ 15.07	$ 15.16	$ 15.58	$ 15.83
Tangible common book value per share(1)(2)	$ 13.81	$ 13.85	$ 12.20	$ 12.61	$ 12.91

Key operating ratios:
Return on average assets	1.67%	1.40%	0.55%	1.22%	0.34%
Return on average common equity	11.77%	10.46%	4.59%	10.01%	2.99%
Efficiency ratio(3)	19.66%	23.56%	27.23%	26.98%	27.63%
Net interest margin	3.06%	2.77%	2.78%	2.71%	3.14%
Cost of funds	3.79%	4.36%	4.04%	4.19%	3.09%
Dividend payout ratio	49.39%	53.90%	118.31%	54.31%	42.86%

Asset quality ratios:
Non-performing assets to total assets	0.08%	0.15%	1.39%	0.72%	5.03%
Non-performing assets to gross loans plus OREO and REHI	0.10%	0.18%	1.65%	0.86%	6.30%
Net charge-offs to average loans	0.00%	0.02%	0.17%	0.11%	0.68%
Allowance for loan and lease losses to total loans(4)	0.35%	0.35%	0.89%	0.57%	1.74%
Allowance for loan and lease losses to non-performing loans	348.04%	196.45%	66.92%	84.16%	32.85%

Capital ratios:
Average equity to average assets	14.19%	13.36%	11.99%	12.17%	11.33%
Tangible common equity to tangible assets(5)	13.39%	11.90%	9.27%	9.57%	9.64%
Total risk-based capital ratio	24.81%	21.81%	17.18%	17.95%	16.49%
Tier1 risk-based capital ratio	24.39%	21.44%	16.44%	17.34%	15.80%
Leverage ratio	13.40%	12.06%	9.66%	10.12%	9.21%

(1)	Revised for stock splits and stock dividends.

(2)	Tangible common book value per share is defined as total shareholders’ equity, less any outstanding preferred stock, reduced by recorded goodwill and other intangible assets divided by the total number of shares of common stock outstanding.

(3)	Efficiency ratio is defined as noninterest expense divided by the sum of net interest income and noninterest income excluding any gains or losses arising from nonrecurring transactions.

(4)	Total loans is defined as gross loans less loans in process and deferred net origination fees

(5)	Tangible common equity to tangible assets is defined as total shareholders’ equity, less any outstanding preferred stock, reduced by recorded goodwill and other intangible assets divided by total assets reduced by recorded goodwill and other intangible assets.

Risk factors

An investment in our common stock involves a high degree of risk. The following risk factors relate to our business and this offering. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, results of operations or prospects could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks related to our business and operating environment

The current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations.

We are operating in a challenging and uncertain economic environment, including generally uncertain national and local conditions. Financial institutions continue to be affected by sharp declines in the real estate market and constrained financial markets. Dramatic declines in the housing market over the past year, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by us. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment could have an adverse effect on our borrowers or their customers, which could adversely affect our financial condition and results of operations. A worsening of these conditions would likely exacerbate the adverse effects on us. A further deterioration in local economic conditions in our markets could drive losses beyond that which is provided for in our allowance for loan losses. We may also face the following risks in connection with these events:

•

Economic conditions that negatively affect housing prices and demand, the job market and the demand for other goods and services have resulted, and may continue to cause the credit quality of our loan portfolios to deteriorate, and such deterioration in credit quality has had, and could continue to have, a negative impact on our business.

•	Market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates on loans and other credit facilities.

•

The processes we use to estimate allowance for loan losses and reserves may no longer be reliable because they rely on complex judgments, including forecasts of economic conditions, which may no longer be capable of accurate estimation.

•

Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage, and underwrite our customers become less predictive of future charge-offs.

•

We expect to face increased regulation of our industry, and compliance with such regulation may increase our costs, limit our ability to pursue business opportunities and increase compliance challenges.

•	As these conditions or similar ones continue to exist or worsen, we could experience continuing or increased adverse effects on our financial condition.

The effects of the current economic recession have been particularly severe in our primary market areas.

Substantially all of our loans are to individuals, businesses and real estate developers in the Pacific Northwest, Arizona and Nevada and our business depends significantly on general economic conditions in these market areas. The Pacific Northwest has one of the nation’s highest unemployment rates and major employers in Oregon and Washington have recently implemented substantial employee layoffs or scaled back growth plans. Severe declines in housing prices and property values have been particularly acute in our primary market areas. A further deterioration in economic conditions or a prolonged delay in economic recovery in our primary market areas could result in the following consequences, any of which could have a material adverse effect on our business:

•	Loan delinquencies may increase;

•	Problem assets and foreclosures may increase;

•	Demand for our products and services may decline;

•

Collateral for loans made by us, especially real estate, may decline in value, in turn reducing a customer’s borrowing power, and reducing the value of assets and collateral associated with our loans; and

•	Investments in mortgage-backed securities may decline in value as a result of performance of the underlying loans or the diminution of the value of the underlying real estate collateral.

A downturn in the real estate market has hurt our business. Actions by other lenders or bank regulators could further depress the value of our real estate holdings.

Our business activities and credit exposure are concentrated in real estate lending. During fiscal 2008 and the nine months ended June 30, 2009, the market for residential housing experienced dramatic declines, with falling home prices and increasing foreclosures. We significantly increased our provision for loan losses in fiscal 2008 and in the first nine months of fiscal 2009. A downturn in the real estate market hurts our business because the vast majority of our loans are secured by real estate. If the significant decline in market values continues, the collateral for our loans will provide increasingly less security. As a result, our ability to recover the principal amount due on defaulted loans by selling the underlying real estate will be diminished, and we will be more likely to suffer losses on defaulted loans.

In fiscal year 2009, we have increased the amount of real estate we own as a result of foreclosures relating to non-performing loans. We believe that it may prove less expensive to hold land or finished lots on which we foreclose until market conditions improve, rather than sell at current market prices. If other lenders or borrowers liquidate significant amounts real estate in a rapid or disorderly fashion or if the FDIC elects to dispose of significant amounts of real estate from failed financial institutions in a similar fashion, it could have an adverse effect on the values of the properties we own. In such case, we may incur further write-downs and charge-offs, which could, in turn, adversely affect our results of operations and financial condition.

Our business is subject to interest rate risk and changes in market interest rates may negatively affect our results of operations and financial condition.

Our primary source of income is net interest income, which is the difference between the interest income generated by our interest-earning assets (consisting primarily of single-family residential loans) and the interest expense generated by our interest-bearing liabilities (consisting primarily of deposits).

The level of net interest income is primarily a function of the average balance of our interest-earning assets, the average balance of our interest-bearing liabilities, and the spread between the yield on such assets and the cost of such liabilities. These factors are influenced by both the pricing and mix of our interest-earning assets and our interest-bearing liabilities which, in turn, are impacted by such external factors as the local economy, competition for loans and deposits, the monetary policy of the Federal Open Market Committee of the Federal Reserve Board of Governors (the “FOMC”), and market interest rates.

The cost of our deposits is largely based on short-term interest rates, the level of which is driven by the FOMC. However, the yields generated by our loans and securities are typically driven by long term (30-year) interest rates, which are set by the market and generally vary from day to day. The level of net interest income is therefore influenced by movements in such interest rates, the pace at which such movements occur, and the volume and mix of our interest-bearing assets and liabilities. If the interest rates on our interest-bearing liabilities increase at a faster pace than the interest rates on our interest-earning assets, the result could be a reduction in net interest income and with it, a reduction in our earnings. Our net interest income and earnings would be similarly impacted were the interest rates on our interest-earning assets to decline more quickly than the interest rates on our interest-bearing liabilities.

In addition, such changes in interest rates could affect our ability to originate loans and attract and retain deposits; the fair values of our securities and other financial assets; the fair values of our liabilities; and the average lives of our loan and securities portfolios.

Decreases in interest rates could lead to increased loan refinancing activity which, in turn, would alter the balance of our interest-earning assets and impact net interest income.

We are unable to predict fluctuations of market interest rates, which are affected by many factors, including:

•	Inflation;

•	Recession;

•	Unemployment;

•	Monetary policy;

•	Domestic and international disorder and instability in domestic and foreign financial markets; and

•	Investor and consumer demand.

Unlike some lenders, we have chosen not to hedge our exposure to interest rates through the use of derivatives or other methods. Moreover, from time to time our risk position is not balanced, which may expose us to interest rate risk with movements in market rates to a degree not experienced by other financial institutions. We have implemented asset and liability management policies that seek to manage this risk, but those policies may not be successful.

We rely, in part, on external financing to fund our operations and the unavailability of such funds in the future could adversely impact our growth and prospects.

We rely on deposits (primarily certificates of deposit), advances from the Federal Home Loan Bank of Seattle and other borrowings to fund our operations. We have historically been able to replace maturing deposits if desired; however we may not be able to replace such funds at any given point in time if our financial condition or market conditions were to change or the cost of doing so might adversely affect our financial condition or results of operations.

Although we consider our available sources of funds adequate for current liquidity needs, we may seek additional debt in the future to achieve our long-term business objectives. Such borrowings, if sought, may not be available to us or, if available, may not be on favorable terms. If additional financing sources are unavailable or are not available on reasonable terms, our growth and future prospects could be adversely affected.

We may need to continue to increase our allowance for loan losses in material amounts. We have also experienced and may continue to experience increases in net charge-offs.

Our customers may not repay their loans according to the original terms, and the collateral securing the payment of those loans may be insufficient to pay any remaining loan balance. While we maintain an allowance for loan losses to provide for loan defaults and non-performance, losses may exceed the value of the collateral securing the loans and the allowance may not fully cover any excess loss.

We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. Our allowance for loan losses is based on these judgments, as well as historical loss experience and an evaluation of the other risks associated with our loan portfolio, including but not limited to, the size and composition of the loan portfolio, current economic conditions and geographic concentrations within the portfolio. Federal regulatory agencies, as part of their examination process, review our loans and allowance for loan losses. If our assumptions or judgments used to determine the allowance prove to be incorrect, if the value of the collateral securing the loans decreases substantially or if our regulators disagree with our judgments, we may need to increase the allowance in amounts that exceed our expectations. Material additions to the allowance would adversely affect our results of operations and financial condition.

We recorded a $52,200,000 provision for loan losses during the quarter ended June 30, 2009, compared to a $13,216,000 provision for the same quarter one year earlier. Our non-performing assets amounted to $605,882,000, or 5.03% of total assets at June 30, 2009, compared to $85,107,000, or 0.72% of total assets one year ago. We had net charge-offs of $33,629,000 for the quarter ended June 30, 2009 compared with $6,162,000 of net charge-offs for the same quarter one year earlier.

This significant increase in the provision for loan losses is in response to three primary factors: first, the overall deterioration in the housing market in general in our eight western state territory; second, the significant increase in the combined balance of non-performing assets in our land acquisition and development and speculative construction portfolios; and finally, the material increase in net charge-offs for the quarter. We expect our loan loss provision to remain at elevated levels until non-performing assets and charge-offs improve.

We may suffer losses in our loan portfolio despite our underwriting practices.

We seek to mitigate the risks inherent in our loan portfolio by adhering to specific underwriting practices. These practices often include analysis of a borrower’s prior credit history, financial statements, tax returns and cash flow projections; valuation of collateral; obtaining personal guarantees of loans to businesses; and verification of liquid assets. If our underwriting process fails to capture inaccurate information or proves to be inadequate, we may incur losses on loans that meet our underwriting criteria, and those losses may exceed the amounts set aside as reserves in the allowance for loan losses.

We operate in a highly regulated industry, which limits the manner and scope of our business activities.

We are subject to extensive supervision, regulation and examination by the Office of Thrift Supervision and by the FDIC. As a result and due to restrictions on our activities as a result of the thrift charter, we are limited in the manner in which we conduct our business, undertake new investments and activities and obtain financing. This regulatory structure is designed primarily for the protection of the deposit insurance funds and our depositors, and not to benefit our stockholders. This regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies to address not only compliance with applicable laws and regulations (including laws and regulations governing consumer credit, and anti-money laundering and anti-terrorism laws), but also capital adequacy, asset quality and risk, management ability and performance, earnings, liquidity, and various other factors. As part of this regulatory structure, we are subject to policies and other guidance developed by the regulatory agencies with respect to capital levels, the timing and amount of dividend payments, the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Under this structure the OTS and the FDIC have broad discretion to impose restrictions and limitations on our operations if they determine, among other things, that our operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies. This supervisory framework could materially impact the conduct, growth and profitability of our operations.

Failure to comply with applicable laws and regulations also could result in a range of sanctions and enforcement actions, including the imposition of civil money penalties, formal agreements and cease and desist orders. In addition, the OTS and the FDIC have specific authority to take “prompt corrective action,” depending on our capital level. Currently, we are considered “well-capitalized” for prompt corrective action purposes. If we were to drop to the “adequately capitalized” level, the OTS could restrict our ability to take brokered deposits. If we were to fall to the lower capital levels—“undercapitalized,” “significantly undercapitalized” and “critically undercapitalized”—we would be required to raise additional capital and also would be subject to progressively more severe restrictions on our operations, management and capital distributions; replacement of senior executive officers and directors; and, if we became “critically undercapitalized,” to the appointment of a conservator or receiver.

We expect to face increased regulation and supervision of our industry as a result of the current financial crisis, and there will be additional requirements and conditions imposed on us to the extent that we participate in any of the programs established or to be established by the Treasury under the Emergency Economic Stabilization Act of 2008 (the “EESA”) or by the federal bank regulatory agencies. Such additional regulation and supervision may increase our costs and limit our ability to pursue business opportunities.

Recent legislative and regulatory initiatives to support the financial services industry have been coupled with numerous restrictions and requirements that could detrimentally affect the Company’s business and require us to raise additional capital.

In addition to the U.S. Treasury’s Capital Purchase Program (“CPP”) under the Troubled Asset Relief Program (“TARP”) announced in the fall of 2008, the U.S. Treasury and the FDIC have taken further steps to support and regulate the financial services industry, that include enhancing the liquidity support available to financial institutions, establishing a commercial paper funding facility, temporarily guaranteeing money market funds and certain types of debt issuances, and increasing insurance on bank deposits. Also, the U.S. Congress, through the EESA and the American Recovery and Reinvestment Act of 2009, have imposed a number of restrictions and limitations on the operations of financial services firms participating in the federal programs. These programs subject us and other financial institutions who participate in them to (1) additional restrictions, oversight, reporting obligations and costs; and (2) compensation restrictions that limit our ability to attract and retain executives, each of which could have an adverse impact on our business, financial condition, results of operations or the price of our common stock. In addition, new proposals for legislation continue to be introduced in the U.S. Congress that could further substantially increase regulation of the financial services industry and impose restrictions on the ability of firms within the industry to conduct business consistent with historical practices, including aspects such as compensation, interest rates, new and inconsistent consumer protection regulations and mortgage regulation, among others. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. We cannot predict the substance or impact of pending or future legislation or regulation, or the application thereof. Compliance with such current and potential regulation and scrutiny may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital and limit our ability to pursue business opportunities in an efficient manner.

We face strong competition from other financial institutions, offering services similar to those offered by us.

Many competitors offer the types of loans and deposit services that we offer. These competitors include other savings associations, community banks, credit unions and other financial intermediaries. In particular, our competitors include national banks and major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Increased competition within our market areas may result in reduced loan originations and deposits. Ultimately, we may not be able to compete as successfully against current and future competitors.

Difficulties in integrating the operations of acquired companies with Washington Federal Savings’ own operations may prevent us from achieving the expected benefits of our acquisitions.

Washington Federal Savings has historically expanded its business through mergers with competitors and acquisitions of particular thrift assets. We intend to continue to consider additional growth opportunities, including purchases of failed thrifts and banks or their assets from the FDIC. We may not be able to fully realize the strategic and operating efficiencies in an acquisition. Inherent uncertainties exist in the operations of an acquired entity. Although we seek merger or acquisition partners that are culturally similar and have experienced management, it is possible that Washington Federal Savings may lose customers or key personnel of acquired entities as a result of an acquisition. In addition, the market conditions where we and our potential acquisition targets operate are highly competitive. These factors could contribute to Washington Federal Savings not achieving the expected benefits from its acquisitions within desired time frames, if at all.

Failure to successfully implement a new core operating system may adversely affect Washington Federal Savings’ business operations.

Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies and provide improved security in our operations. In order to meet these needs, Washington Federal Savings is in the process of implementing substantial changes to its core operating system. We may not be able to successfully implement the new core operating system in an effective manner or integrate the system with the operations of recently acquired institutions. In addition, we may incur significant increases in costs and encounter extensive delays in the implementation and rollout of our new operating system. Failure to effectively implement our new operating system may adversely affect Washington Federal Savings’ operations as well as customer perceptions.

Increases in FDIC insurance premiums may cause our earnings to decrease.

The Emergency Economic Stabilization Act of 2008 temporarily increased the limit on FDIC coverage to $250,000 for all accounts through December 31, 2013. We have also enrolled in the Temporary Liquidity Guarantee Program for noninterest-bearing transaction deposit accounts. In addition, in May 2009, the Board of Directors of the FDIC approved a further increase in deposit insurance premiums, including a one-time special assessment on deposits as of June 30, 2009 and allows the FDIC to impose additional special assessments on the expanded assessment base for the third and fourth quarters of calendar year 2009. In addition, the substantial number of bank failures as a result of the current financial crisis has led to a rapid depletion of the FDIC’s insurance fund. We anticipate that the premiums assessed by the FDIC to increase meaningfully in the near future. These actions will significantly increase our noninterest expense in our fiscal year 2010 and in future years as long as the increased premiums remain in place.

Risks related to this offering and our common stock

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

Except as described in the section entitled “Underwriting,” we are not restricted from issuing additional shares of common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The issuance of any additional shares of common or of preferred stock or convertible securities or the exercise of such securities could be substantially dilutive to stockholders of our common stock. For instance, exercise of the warrant issued to the U.S. Treasury in connection with our participation in the Capital Purchase Program would dilute the value of our common shares. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our stockholders. As of September 10, 2009, we had 88,093,799 shares of common stock outstanding.

If you purchase our common stock in this offering, you may incur immediate and substantial dilution in the book value of your shares.

If you purchase shares in this offering, the value of your shares based on our actual book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as dilution. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the purchase price paid in this offering in the event of liquidation. Investors will incur additional dilution upon the exercise of stock options or other equity-based awards under our equity incentive plans and the warrant issued to the U.S. Treasury under the TARP. In addition, if we issue additional shares, including options, warrants, preferred stock or other convertible securities, in the future to acquired entities and their equity holders, our business associates, or other strategic partners or in follow-on public and private offerings, the newly issued shares will further dilute your percentage ownership of our company.

Our ability to pay dividends is subject to regulatory and other limitations which may affect our ability to pay dividends to our shareholders.

We are a separate legal entity from our subsidiary, Washington Federal Savings, and do not have significant operations of our own. The availability of dividends from Washington Federal Savings is limited by various statutes and regulations, as well as its operating results. It is possible, depending upon the financial condition of Washington Federal Savings and other factors, that the OTS, Washington Federal Savings’ primary regulator, could assert that payment of dividends or other payments may result in an unsafe or unsound practice. If Washington Federal Savings is unable to pay dividends to us, we may not be able to pay dividends on our common stock. Consequently, the inability to receive dividends from Washington Federal Savings could adversely affect our financial condition, results of operations and prospects.

The market price for our common stock may be volatile.

The market price of our common stock could fluctuate substantially in the future in response to a number of factors, including those discussed below. The market price of our common stock has in the past fluctuated significantly and is likely to continue to fluctuate significantly. Some of the factors that may cause the price of our common stock to fluctuate include:

•	variations in our and our competitors’ operating results;

•	changes in securities analysts’ estimates of our future performance and the future performance of our competitors;

•	announcements by us or our competitors of mergers, acquisitions and strategic partnerships;

•	additions or departure of key personnel;

•	events affecting other companies that the market deems comparable to us;

•	general conditions in the financial markets and real estate markets;

•	general conditions in the United States;

•	the presence or absence of short selling of our common stock; and

•	future sales of our common stock or debt securities.

The stock markets in general have experienced substantial price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the trading price of our common stock.

Persons holding our common stock could have the voting power of their shares of common stock on all matters significantly reduced under Washington’s anti-takeover statutes, if the person holds in excess of 10% of the voting power in the election of directors.

We are incorporated in the state of Washington and subject to Washington state law. Some provisions of Washington state law could interfere with or restrict takeover bids or other change-in-control events affecting us. For example, Chapter 23B.19 of the Washington Business Corporation Act, with limited exceptions, prohibits a “target corporation” from engaging in specified “significant business transactions” for a period of five years after the share acquisition by an acquiring person, unless:

•

the prohibited transaction or the acquiring person’s purchase of shares was approved by a majority of the members of the target corporation’s board of directors prior to the acquiring person’s share acquisition; or

•

the prohibited transaction was both approved by the majority of the members of the target corporation’s board and authorized at a shareholder meeting by at least two-thirds of the outstanding voting shares (excluding the acquiring person’s shares) at or subsequent to the acquiring person’s share acquisition.

An acquiring person is defined as a person or group of persons that beneficially own 10% or more of the voting securities of the target corporation. Such prohibited transactions include, among other things:

•	certain mergers, or consolidations with, disposition of assets to, or issuances of stock to or redemption of stock from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares;

•	allowing the acquiring person to receive any disproportionate benefit as a shareholder; and

•	liquidating or dissolving the target corporation.

After the five-year period, certain “significant business transactions” are only permitted, if they comply with certain “fair price” provisions of the statute or are approved by a majority of the outstanding shares other than those of which the acquiring person has beneficial ownership. As a Washington corporation, we are not permitted to “opt out” of this statute.

Capitalization

The following table sets forth our consolidated capitalization as of June 30, 2009:

•	on an actual basis; and

•

as adjusted to give effect to the sale of              shares of common stock at a price of $             per share, for total proceeds of approximately $            million (assuming no exercise of the underwriters’ over-allotment option for this offering.

This information should be read together with our consolidated financial statements and other financial information set forth in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 30, 2009
(in thousands)	Actual	As adjusted

Cash and cash equivalents	$166,031	$

Long-term debt:
FHLB advances	$2,087,099		$2,087,099
Other borrowings	800,600		800,600
Total long-term debt	$2,887,699		$2,887,699

Stockholders’ equity:
Common stock, $1.00 par value, 300,000,000 shares authorized; 105,158,753 shares issued, 88,048,226 shares outstanding	$105,159	$
Paid-in capital	1,264,753
Accumulated other comprehensive income, net of taxes	42,060		42,060
Treasury stock, at cost; 17,110,527 shares	(209,449)		(209,449)
Retained earnings	191,558		191,558
Total stockholders’ equity	$1,394,081	$

Total capitalization	$4,281,780	$

Use of proceeds

We estimate that the net proceeds of this offering will be approximately $            million (or $             million upon the exercise of the over-allotment option in full), based on the public offering price of $            per share, after deducting underwriting commissions and expenses. We expect to use the net proceeds from the sale of our common stock for general corporate purposes, which may include capital to support growth and acquisition opportunities.

Common stock price range and dividends

Our Common Stock has traded on the Global Select Market under the symbol “WFSL.” The following table presents the high and low sales prices of our common stock for each period, based on inter-dealer prices that do not include retail mark-ups, mark-downs or commissions, and cash dividends declared per share of common stock for each period:

Quarter ended	High	Low	Cash dividend per share

September 30, 2009 (through September 10, 2009)	$ 15.70	$11.96	$ 0.05
June 30, 2009	$ 14.83	$11.17	$ 0.05
March 31, 2009	$ 15.30	$ 9.75	$ 0.05
December 31, 2008	$ 21.00	$12.75	$ 0.05

September 30, 2008	$ 27.44	$13.17	$ 0.21
June 30, 2008	$ 24.95	$17.95	$ 0.21
March 31, 2008	$ 25.23	$18.26	$ 0.21
December 31, 2007	$ 27.25	$20.76	$ 0.21

September 30, 2007	$ 27.44	$21.62	$ 0.21
June 30, 2007	$ 25.40	$22.57	$ 0.21
March 31, 2007	$ 24.12	$22.30	$0.205
December 21, 2007	$ 24.20	$21.97	$0.205

As of September 10, 2009, there were 2,001 registered holders of record of our common stock. A substantially greater number of holders of our common stock are beneficial holders whose shares are held of record by banks, brokers and other financial institutions.

Dividend policy

On December 22, 2008, we declared a quarterly cash dividend and announced that the Board of Directors would lower future quarterly dividends to $0.05 per common share. This decrease was made pursuant to our existing dividend policy and in consideration of, among other things, the deterioration in the general economy and the housing market. We expect that the dividend rate will be reassessed on a quarterly basis by our board of directors in accordance with our dividend policy. On March 30, 2009 and June 29, 2009, we declared cash dividends of $0.05 per common share.

The payment of future cash dividends on our common stock is at the discretion of our board of directors and subject to a number of factors. Our board of directors’ dividend policy is to review our financial performance, capital adequacy, regulatory compliance and cash resources on a quarterly basis, and, if such review is favorable, to declare and pay a cash dividend to shareholders.

Our ability to pay cash dividends is largely dependent on the dividends we receive from Washington Federal Savings. Dividends paid by the Washington Federal Savings provide substantially all of our (as a stand-alone parent company) cash flow. OTS regulations govern capital distributions by a federal savings association, which include cash dividends, stock repurchases and other transactions charged to the capital account. A savings association must file an application for approval of a capital distribution if:

•

the total capital distributions for the applicable calendar year exceed the sum of the savings association’s net income for that year to date plus the savings association’s retained net income for the preceding two years;

•	the savings association would not be at least adequately capitalized following the distribution;

•	the distribution would violate any applicable statute, regulation, agreement or OTS-imposed condition; or

•	the savings association is not eligible for expedited treatment of its filings.

In addition, even if a savings association is not required to file an application for approval of a capital distribution, it must still file a notice with the OTS at least 30 days before the board of directors declares a dividend or approves a capital distribution if:

•	the savings association would not be well capitalized following the distribution;

•

the proposed distribution would reduce the amount of or retire any part of the savings association’s common or preferred stock or retire any part of debt instruments such as notes or debentures included in capital for regulatory purposes; or

•	the savings association is the subsidiary of a savings and loan holding company, such as Washington Federal.

The OTS may disapprove a notice or application if:

•	the savings association would be undercapitalized following the distribution;

•	the proposed capital distribution raises safety and soundness concerns; or

•	the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

In addition, the Federal Deposit Insurance Act provides that an insured depository institution may not make any capital distribution, if after making such distribution the institution would be undercapitalized.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. is acting as book-running manager of the offering and as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.
D.A. Davidson & Co.
McAdams Wright Ragen, Inc.
Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to              additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

At our request, the underwriters have reserved for sale by us, at the public offering price, up to              shares of our common stock for sale to our employees, officers and directors through a directed share program. The number of shares of our common stock available to the general public in this offering will be reduced by the number of reserved shares purchased by participants in the program. Any reserved shares that are not orally confirmed for purchase will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus supplement. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the reserved shares. Except for our officers and directors who have entered into lock-up agreements as described below, the shares purchased by participants in the directed share program will be freely tradable.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is

$             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares, and assuming the shares reserved for sale to our employees, officers and directors are not sold pursuant to the directed share program.

	Without over-allotment exercise	With full over-allotment exercise
Per Share	$	$
Total	$	$

Assuming the full amount of the shares reserved for sale to our employees, officers and directors as described above are sold by us pursuant to the directed share program, the total underwriting discount without the overallotment option and the total underwriting discount with the full overallotment option will be $             and $            , respectively, and the total proceeds, before expenses, to us both without the overallotment option and with the full overallotment option will be $            .

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing equity-based compensation plans. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors and executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

The foregoing restrictions do not apply to:

•	a bona fide gift or gifts;

•	dispositions to any trust for the direct or indirect benefit of the director or officer and/or their immediate family;

•	transfer upon death by will or intestacy to the director or officer’s immediate family;
•	dispositions from any grantor retained annuity trust established for the direct benefit of the director or officer and/or a member of their immediate family pursuant to the terms of such trust;

•	distributions to any partnership, corporation or limited liability company controlled by the director or officer or by a member of their immediate family;

•	the sale of common stock upon the exercise of options that expire on or prior to December 31, 2009; and

•

the surrender or forfeiture of common stock to us by the director or officer to satisfy tax withholding obligations in connection with the exercise of stock options or vesting of restricted stock awards pursuant to our stock incentive plans in effect on the date hereof effected by means of net share settlement or by the delivery of common stock held by such director or officer, provided that the common stock received by such director or officer with respect to the exercise of such option or vesting of such award shall be subject to the transfer restrictions referenced herein;

provided that, in the case of any gift, disposition, transfer or distribution pursuant to the first, second, third, fourth or fifth bullets above, each donee, transferee or distributee will agree to be bound in writing by the restrictions set forth herein; and provided further, that, in the case of any gift, disposition or distribution pursuant to the first, second, fourth, fifth or seventh bullets above, no filing by any party under the Exchange Act or other public announcement will be required or will be made voluntarily in connection with such gift, disposition or distribution (other than a filing on a Form 5 made after the expiration of the 90-day restricted period).

The 90-day restricted period described above is subject to extension under certain circumstances if:

•	during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or

•

prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchases common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on the Nasdaq Global Select Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the Nasdaq Global Select Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running manager for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the issuance of the shares of common stock offered by this prospectus supplement, will be passed upon by Perkins Coie LLP, Seattle, Washington. Certain legal matters in connection with this offering also will be passed upon for us by Arnold & Porter LLP, Washington, D.C., and for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. Arnold & Porter LLP and Simpson Thacher & Bartlett LLP will rely with respect to all matters of Washington law upon Perkins Coie LLP.

Experts

The consolidated financial statements and the effectiveness of our internal control over financial reporting, incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended September 30, 2008, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.washingtonfederal.com. Our website is not a part of this prospectus. You may also read and copy any document we file at the SEC’s public reference room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

Washington Federal, Inc.

425 Pike Street

Seattle, Washington 98101

Attention: Edwin C. Hedlund

(206) 624-7930

PROSPECTUS

Common stock

This prospectus relates to the offer and sale from time to time of shares of our common stock. We will provide the specific terms of these offerings in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement before you invest.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “WFSL.”

Investing in our securities involves risks. Please refer to the “Risk Factors” section of this prospectus and the applicable prospectus supplement before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities will not be savings accounts, deposits or other obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is September 14, 2009.

You should rely only on the information contained in this prospectus, any prospectus supplement and those documents incorporated by reference herein or therein. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus and any prospectus supplement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities or related guarantee offered by this prospectus and any prospectus supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this prospectus, any prospectus supplement nor any sale made under it implies that there has been no change in our affairs or that the information in this prospectus is correct as of any date after the date of this prospectus.

About this prospectus

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may, from time to time, offer and sell, in one or more offerings, the securities described in this prospectus.

We may provide a prospectus supplement containing specific information about the terms of a particular offering. The prospectus supplement may add, update or change information in this prospectus. If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement. See “Where you can find more information” for more information.

In this prospectus, “Washington Federal,” “we,” “our,” “ours,” and “us” refer to Washington Federal, Inc., which is a savings and loan holding company headquartered in Seattle, Washington, and its subsidiaries on a consolidated basis, unless the context otherwise requires. References to “Washington Federal Savings” mean Washington Federal Savings and Loan Association, which is our principal banking subsidiary.

Forward-looking statements

This prospectus and the documents incorporated by reference contain statements that are considered “forward looking statements” within the meaning of U.S. securities laws. In addition, Washington Federal and its management may make other written or oral communications from time to time that contain forward-looking statements. Forward-looking statements, including statements about industry trends, management’s future expectations and other matters that do not relate strictly to historical facts, are based on assumptions by management, and are often identified by such forward-looking terminology as “expect,” “look,” “believe,” “anticipate,” “estimate,” “seek,” “may,” “will,” “trend,” “target,” and “goal” or similar statements or variations of such terms. Forward-looking statements may include, among other things, statements about Washington Federal’s confidence in its strategies and its expectations about financial performance, market growth, market and regulatory trends and developments, acquisitions and divestitures, new technologies, services and opportunities and earnings.

Forward-looking statements are subject to various risks and uncertainties, which change over time, are based on management’s expectations and assumptions at the time the statements are made, and are not guarantees of future results. Management’s expectations and assumptions, and the continued validity of the forward-looking statements, are subject to change due to a broad range of factors affecting the national and global economies, the equity, debt, currency and other financial markets, as well as factors specific to Washington Federal and its subsidiaries, including Washington Federal Savings.

Actual outcomes and results may differ materially from what is expressed in our forward-looking statements and from our historical financial results due to the factors discussed elsewhere in this prospectus or disclosed in our other SEC filings. Forward-looking statements should not be relied upon as representing our expectations or beliefs as of any date subsequent to the time this prospectus is filed with the SEC. Washington Federal undertakes no obligation to revise the forward-looking statements contained in this prospectus to reflect events after the time it is filed with the SEC. The factors discussed herein are not intended to be a complete summary of all risks and uncertainties that may affect our businesses. Though we strive to monitor and mitigate risk, we cannot anticipate all potential economic, operational and financial developments that may adversely impact our operations and our financial results.

Forward-looking statements should not be viewed as predictions, and should not be the primary basis upon which investors evaluate Washington Federal. Any investor in Washington Federal should consider all risks and uncertainties disclosed in our SEC filings described below under the heading “Where you can find more information,” all of which are accessible on the SEC’s website at http://www.sec.gov .

About Washington Federal, Inc.

Washington Federal is a savings and loan holding company incorporated under the laws of the State of Washington and the parent company of Washington Federal Savings, a federally chartered savings and loan association with 150 full service banking offices located in Washington, Oregon, Idaho, Arizona, Utah, Nevada, New Mexico and Texas. Washington Federal’s principal asset is all of the capital stock of Washington Federal Savings. Washington Federal’s principal executive offices are located at 425 Pike Street, Seattle, Washington 98101 and its telephone number is (206) 624-7930. Our Internet address is http://www.washingtonfederal.com. Our website is not part of this prospectus.

Risk factors

An investment in the shares of common stock offered pursuant to this prospectus involves risks. Before acquiring any such shares, you should carefully consider the risk factors in any prospectus supplement as well as risk factors incorporated by reference to our most recent Annual Report on Form 10-K and each subsequently filed Quarterly Report on Form 10-Q, the other information contained or incorporated by reference in this prospectus, as updated by our subsequent filings under the Exchange Act of 1934, as amended (the “Exchange Act”), and the risk factors and other information contained in the applicable prospectus supplement.

Use of proceeds

Except as may be otherwise set forth in the applicable prospectus supplement accompanying this prospectus, we plan to use the net proceeds we receive from sales of the securities offered by this prospectus for general corporate purposes. These could include capital expenditures; the repayment of debt; investment in subsidiaries; additions to working capital; the repurchase, redemption or retirement of securities, including shares of our common or preferred stock; acquisitions and other business opportunities.

Description of common stock

General

The following is a brief description of our common stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to our restated articles of incorporation, as amended, a copy of which has been filed with the registration statement, of which this prospectus is a part and is also available upon request from us.

Shares of our common stock are not redeemable. Holders of our common stock are not, and will not be, subject to any liability as shareholders.

Authorized shares

We have 300,000,000 shares of authorized common stock, $1.00 par value per share, of which 88,093,799 shares were outstanding as of September 10, 2009.

Voting rights

Each share of our common stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. Our common stock is currently our only class of voting securities. Our board of directors may, however, authorize one or more classes or series of preferred stock with voting rights. Holders of our common stock have the right to cumulate votes in the election of directors.

Dividend rights

We will pay dividends on our common stock only if we have paid or provided for all dividends on any outstanding series of preferred stock, for the then current period and, in the case of any cumulative preferred stock, all prior periods. In addition, because we rely primarily on dividends from Washington Federal Savings to pay dividends on our common stock, our ability to pay dividends will be reduced if Washington Federal Savings is restricted from paying dividends by the Office of Thrift Supervision. See “Supervision and Regulation” in our Annual Report on Form 10-K for the year ended September 30, 2008, which is incorporated by reference in this prospectus.

No preemptive rights

Holders of our common stock have no preemptive rights to subscribe for any additional securities of any class that we may issue, or any conversion, redemption or sinking fund rights.

Liquidation rights

Holders of our common stock are entitled to receive dividends as may be declared by our board of directors out of funds legally available therefor and, upon liquidation, to receive pro rata our assets, if any, available for distribution after the payment of creditors and the preferences of any class or series of preferred stock outstanding at the time of liquidation. Any series of preferred stock, upon issuance, will have preference over our common stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation or dissolution. Our preferred stock also has such other preferences as may be, fixed by our board of directors.

Restrictions on ownership

Federal law generally provides that no person or company, acting directly or indirectly or through or in concert with one or more other persons, may acquire “control” of a savings and loan holding company, such as Washington Federal, without the prior approval of the U.S. Office of Thrift Supervision (“OTS”). Generally, a person or a company will be deemed to “control” a savings and loan holding company if, among other things, it

•	acquires more than 25% of any class of the voting securities of the savings and loan holding company; or

•	controls the election of a majority of the directors of the savings and loan holding company.

A person or company will be deemed to control, subject to rebuttal, a savings and loan holding company if it

•	acquires more than 10% of any class of voting stock of the savings and loan holding company; or

•	acquires more than 25% of any class of stock (voting or non-voting) of the savings and loan holding company and in each of case is subject to any of the control factors established by the OTS.

In addition, a person or company will be deemed to control, subject to rebuttal, a savings and loan holding company if it holds any combination of voting stock and proxies representing more than 25% of any class of voting stock of the savings and loan holding company that enables it to:

•	elect one-third or more of the savings and loan holding company’s board of directors;

•	cause the savings and loan holding company’s stockholders to approve an acquisition or corporate reorganization; or

•	exert a continuing influence on a material aspect of the business operations of the savings and loan holding company.

Washington state anti-takeover statute

Chapter 23B.19 of the Washington Business Corporation Act, with limited exceptions, prohibits a “target corporation” from engaging in specified “significant business transactions” for a period of five years after the share acquisition by an acquiring person, unless:

•

the prohibited transaction or the acquiring person’s purchase of shares was approved by a majority of the members of the target corporation’s board of directors prior to the acquiring person’s share acquisition; or

•

the prohibited transaction was both approved by the majority of the members of the target corporation’s board and authorized at a shareholder meeting by at least two-thirds of the outstanding voting shares (excluding the acquiring person’s shares) at or subsequent to the acquiring person’s share acquisition.

An acquiring person is defined as a person or group of persons that beneficially own 10% or more of the voting securities of the target corporation. Such prohibited transactions include, among other things:

•	certain mergers, or consolidations with, disposition of assets to, or issuances of stock to or redemption of stock from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares;

•	allowing the acquiring person to receive any disproportionate benefit as a shareholder; and

•	liquidating or dissolving the target corporation.

After the five-year period, certain “significant business transactions” are only permitted, if they comply with certain “fair price” provisions of the statute or are approved by a majority of the outstanding shares other than those of which the acquiring person has beneficial ownership. As a Washington corporation, we are not permitted to “opt out” of this statute.

Listing

Our common stock is listed on the Nasdaq Global Select Market.

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Plan of distribution

At the time of offering any shares, we will supplement the following summary of the plan of distribution with a description of the offering, including the particular terms and conditions thereof, set forth in a prospectus supplement relating to those shares.

We may sell shares:

•	through underwriters or dealers;
•	directly to one or a limited number of institutional purchasers; or
•	through agents.

Each prospectus supplement with respect to a series of shares will set forth the terms of the offering of those shares, including the name or names of any underwriters or agents, the price of such shares and the net proceeds to us from such sale, any underwriting discounts, commissions or other items constituting underwriters’ or agents’ compensation, any discount or concessions allowed or reallowed or paid to dealers and any securities exchanges on which those shares may be listed.

If underwriters are used in the sale, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. We may offer the shares to the public either through underwriting syndicates of investment banking firms represented by managing underwriters, or directly through one or more such investment banking firms or others, as designated. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the shares offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may sell shares either directly to one or more institutional purchasers, or through agents designated by us from time to time. Any agent involved in the offer or sale of the shares will be named, and any commissions payable by us to such agent will be set forth in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment.

Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

Agents and underwriters may engage in transactions with us or perform services for us in the ordinary course of business.

Legal matters

The validity of the shares offered hereby will be passed upon for us by Perkins Coie LLP, Seattle, Washington.

Experts

The consolidated financial statements and the effectiveness of our internal control over financial reporting, incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended September 30, 2008, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.washingtonfederal.com. Our website is not a part of this prospectus. You may also read and copy any document we file at the SEC’s public reference room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. In all cases, you should rely on the later information over different information included in this prospectus.

We incorporate by reference the documents listed below and all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	Annual Report on Form 10-K for the year ended September 30, 2008;

•	Quarterly Reports on Form 10-Q for the quarters ended December 31, 2008, March 31, 2009 and June 30, 2009;

•	Current Reports on Form 8-K filed October 27, 2008, October 28, 2008, November 17, 2008 and May 28, 2009; and

•	The description of our common stock contained in Form 8-B filed pursuant to the Exchange Act on January 26, 1995.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Washington Federal, Inc.

425 Pike Street

Seattle, Washington 98101

Attention: Edwin C. Hedlund

(206) 624-7930

$300,000,000

Common stock

Prospectus supplement

J.P. Morgan

Sole Book-Running Manager

D.A. Davidson & Co.	McAdams Wright Ragen

September     , 2009

You should rely only on the information contained in this prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of our common shares.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus supplement in that jurisdiction. Persons who come into possession of this prospectus supplement in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement applicable to that jurisdiction.